UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)*
Under the Securities Exchange Act of 1934
WASTE SERVICES, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
941075202

(CUSIP Number)
Rick L. Burdick
Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave, N.W.
Washington, D.C. 20036
(202) 887-4000
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)
November 11, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	941075202

1	NAMES OF REPORTING PERSONS: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		12,607,365

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,607,365

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,607,365

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based on 46,253,107 shares of common stock outstanding as of October 26, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on October 29, 2009.

CUSIP No.	941075202

1	NAMES OF REPORTING PERSONS: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		12,607,365 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,607,365 (1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,607,365

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.
(2) Based on 46,253,107 shares of common stock outstanding as of October 26, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on October 29, 2009.

Amendment No. 5 to Schedule 13D
This Amendment No. 5 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission ”) on December 29, 2003, as amended on June 1, 2004, January 3, 2007, November 7, 2008 and December 31, 2008, by Westbury (Bermuda) Ltd., a Bermuda limited corporation, and Westbury Trust, a Bermuda trust (Westbury (Bermuda) Ltd. and Westbury Trust hereby referred to as the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 5 relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Waste Services, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1122 International Blvd. Suite 601, Burlington, Ontario L7L 6Z8.
Item 3. Source and Amount of Funds or Other Consideration
In connection with the execution of the Merger Agreement (as defined below), Westbury entered into the Voting Agreement (as defined below). No additional consideration was paid by or to IESI-BFC Ltd., Merger Sub (as defined below) or Westbury in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this Amendment No. 5.
Since the filing of the last amendment to Schedule 13D on December 31, 2009, Westbury has purchased in the open market and in privately-negotiated transactions an aggregate of 113,052 shares of Common Stock at an aggregate purchase price of approximately $460,000. The source of the funds used by Westbury to purchase such shares of Common Stock is working capital of Westbury.
Item 4. Purpose of Transaction
On November 11, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IESI-BFC Ltd., a corporation amalgamated under the laws of the Province of Ontario (“IESI-BFC”), and IESI-BFC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of IESI-BFC (“Merger Sub”). In connection with the execution of the Merger Agreement, Westbury entered into the Voting Agreement with IESI-BFC dated as of November 11, 2009 (the “Voting Agreement”). The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.
Merger Agreement
The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Issuer (the “Merger”). Following the Merger, the separate corporate existence of Merger Sub will cease and Issuer will continue as the surviving corporation. The Merger has been approved by the board of directors of both Issuer and IESI-BFC.
Pursuant to the terms of the Merger Agreement, each share of Common Stock that is outstanding immediately prior to the date and time the Merger becomes effective (the “Effective Time”) shall be canceled and extinguished and automatically converted into the right to receive 0.5833 shares of IESI-BFC common stock (the “Conversion Number”). Issuer warrants and stock options will generally convert upon consummation of the Merger and without any action on the part of the holder into warrants and stock options with respect to the IESI-BFC common stock, after giving effect to the Conversion Number. Cash will be paid to Issuer’s stockholders in lieu of fractional shares of IESI-BFC common stock.
The Merger Agreement also provides that upon consummation of the Merger, IESI-BFC will appoint two individuals, nominated by the Issuer and determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity, to the board of directors of IESI-BFC.
The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes.
The Merger Agreement and related transactions are subject to the approval of the Issuer’s stockholders and certain other closing conditions.
Voting Agreement
Concurrently with the execution of the Merger Agreement, Westbury entered into the Voting Agreement. Pursuant to the Voting Agreement, Westbury agreed to vote (or cause to be voted) all of its shares of Common Stock currently held by it and any other shares of Common Stock acquired by it after the execution of the Voting Agreement (the “Subject Shares”) (i) in favor of the Merger and the

Merger Agreement and adoption of the Merger Agreement, and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; and against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Issuer or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.
The Voting Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of IESI-BFC and Westbury to terminate the Voting Agreement, or (iii) at the option of Westbury, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to the date of the Voting Agreement that results in a decrease in the price to be paid with respect Westbury shares of Common Stock subject to the Voting Agreement or that otherwise constitutes a material modification to such Merger Agreement (the “Termination Date”).
Pursuant to the terms of the Voting Agreement, Westbury agreed that until the Termination Date, it will not (i) sell, transfer, exchange, pledge, encumber, assign or otherwise dispose (collectively, the “Transfer”) of, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, its Subject Shares or any interest contained therein (other than, if the transactions contemplated by the Merger Agreement are consummated, by operation of law in the Merger); (ii) grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to its Subject Shares, other than the Voting Agreement; (iii) enter into, or deposit its Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of its Subject Shares; (iv) purchase, acquire or accept any shares of capital stock or other equity securities of the Issuer or other securities exercisable for or convertible into shares of capital stock or equity securities of the Issuer; or (v) commit or agree to take any of the foregoing actions.
The foregoing description of certain provisions of the Merger Agreement and the Voting Agreement is a summary only and is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. A copy of the Merger Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2009. A copy of the Voting Agreement is filed as Exhibit 99.2 hereto. The Merger Agreement and the Voting Agreement are incorporated herein by reference. The Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2009 is also incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a) Westbury beneficially owns 12,607,365 shares of Common Stock. The Common Stock beneficially owned by Westbury represents approximately 27.3% of the total number of shares of Common Stock based on 46,253,107 shares of Common Stock outstanding as of October 26, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on October 29, 2009. Westbury is 100% owned by Westbury Trust, an indirect beneficial owner of the reported securities.
(b) Each of Westbury and Westbury Trust may be deemed to have the sole power to direct the voting and disposition of the 12,607,365 shares of Common Stock held by Westbury.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
See Item 4 for a description of the Merger Agreement and the Voting Agreement. A copy of the Merger Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2009. A copy of the Voting Agreement is filed as Exhibit 99.2 hereto. The Merger Agreement and the Voting Agreement are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
99.1	Agreement and Plan of Merger, dated November 11, 2009, by and among Waste Services, Inc., IESI-BFC Ltd. and IESI-BFC Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Waste Services, Inc. on November 16, 2009 (File No. 000-25955)).

99.2	Voting Agreement, dated November 11, 2009, by and among IESI-BFC Ltd. and Westbury (Bermuda) Ltd.

99.3	Joint Filing Agreement of the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2009	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt
Name: Jim Watt
Title: President

Date: November 17, 2009	WESTBURY TRUST

/s/ Jim Watt
Name: Jim Watt
Title: Trustee

INDEX TO EXHIBITS

Exhibit
Number	Document
99.1	Agreement and Plan of Merger, dated November 11, 2009, by and among Waste Services, Inc., IESI-BFC Ltd. and IESI-BFC Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Waste Services, Inc. on November 16, 2009 (File No. 000-25955)).

99.2	Voting Agreement, dated November 11, 2009, by and among IESI-BFC Ltd. and Westbury (Bermuda) Ltd.

99.3	Joint Filing Agreement of the Reporting Persons.